UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Commission File Number 000-51138

GRAVITY CO., LTD.

(Translation of registrant’s name into English)

15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Gravity Announces Listing Transfer to the NASDAQ Capital Market

Seoul, South Korea — November 25, 2014 — Gravity Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or “Company”), today announced that it received a positive determination from the Listing Qualifications department of The NASDAQ Stock Market (“NASDAQ”) on November 25, 2014, granting approval of the Company’s request to transfer its listing to The NASDAQ Capital Market® (“Capital Market”) from The NASDAQ Global Market®. The Company’s American Depository Shares (“ADS”) will begin trading on Capital Market effective at the start of trading on Wednesday, November 26, 2014.

The transfer of the Company’s listing to Capital Market is not expected to have any impact on trading in the Company’s ADS, and the Company’s ADS will continue to trade on NASDAQ under the symbol ‘GRVY’.

NASDAQ notified the Company that, upon the transfer to Capital Market on November 26, 2014, the Company is granted its second grace period of 180 calendar days, or until May 26, 2015 to regain compliance with NASDAQ. Gravity will monitor the bid price for its ADS between now and May 26, 2015, and will consider available options to meet the NASDAQ minimum bid price requirement.

Background

As previously disclosed in a Current Report on Form 6-K dated June 3, 2014, the Company was notified by NASDAQ, on May 28, 2014, that it no longer satisfied the minimum bid price requirement for continued listing set forth in Nasdaq Stock Market Rule 5450(a)(1), as the bid price of the Company’s ADS had closed for 30 consecutive business days below US$1.00 per ADS. In accordance with Nasdaq Stock Market Rule 5810(c)(3)(A), the Company was granted a grace period of 180 calendar days, or until November 24, 2014, to regain compliance.

About GRAVITY Co., Ltd.

Based in Korea, Gravity is a developer and publisher of online games. Gravity’s principal product, Ragnarok Online™, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 60 markets. For more information about Gravity, please visit http://www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our annual report for the fiscal year ended December 31, 2013 on Form 20-F, together with such other documents that we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:

Mr. Heung Gon Kim

Chief Financial Officer

Gravity Co., Ltd.

Email: kheung@gravity.co.kr

Ms. Ji Hee Kim

IR Manager

Gravity Co., Ltd.

Email: jihee521@gravity.co.kr

Telephone: +82-2-2132-7800

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer

Date: November 25, 2014